# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Shenandoah Telecommunications Company, CIK 0000354963
CUSIP: 82312B106
Title of class of securities: Common Stock (No Par Value)
Address of issuer's principal executive offices: 500 Shentel Way, Edinburg, Virginia (VA), 22824
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000807985

## Reporting persons
- Southeastern Asset Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Tennessee (TN); sole voting power 4,369; shared voting power 2,935,927; sole dispositive power 4,369; shared dispositive power 2,935,927; aggregate amount beneficially owned 2,940,296 (5.4% of the class)
- Longleaf Partners Small-Cap Fund: type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 2,935,927; sole dispositive power 0; shared dispositive power 2,935,927; aggregate amount beneficially owned 2,935,927 (5.4% of the class)
- O. Mason Hawkins: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Shenandoah Telecommunications Company
Address of issuer's principal executive offices: 500 Shentel Way, Edinburg, VA, 22824

## Item 2. Person Filing
Name of person filing:
(1) Southeastern Asset Management, Inc., ("Southeastern")
(2) Longleaf Partners Small-Cap Fund, ("Longleaf")
(3) Mr. O. Mason Hawkins, ("Mr. Hawkins")
Address of principal business office or, if none, residence:
For all Reporting Persons:
5100 Poplar Avenue, Suite 2450, Memphis, TN 38137
Citizenship:
(1) Southeastern - Tennessee
(2) Longleaf - Massachusetts
(3) Mr. Hawkins - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
(1) Southeastern - 2940296
(2) Longleaf - 2935927
(3) Mr. Hawkins - 0
Percent of class: 5.4
Sole power to vote or to direct the vote:
(1) Southeastern - 4369
(2) Longleaf - 0
(3) Mr. Hawkins - 0
Shared power to vote or to direct the vote:
(1) Southeastern - 2935927
(2) Longleaf - 2935927
(3) Mr. Hawkins - 0
Sole power to dispose or to direct the disposition:
(1) Southeastern - 4369
(2) Longleaf - 0
(3) Mr. Hawkins - 0
Shared power to dispose or to direct the disposition:
(1) Southeastern - 2935927
(2) Longleaf - 2935927
(3) Mr. Hawkins - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not Applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

In accordance with Rule 13d-1 (k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of February 13, 2026.

Southeastern Asset Management, Inc.
By /s/ Andrew R. McCarroll
Andrew R. McCarroll, General Counsel

Longleaf Partners Small-Cap Fund
By: Southeastern Asset Management, Inc.
/s/ Andrew R. McCarroll
Andrew R. McCarroll, General Counsel

O. Mason Hawkins, Individually
/s/ O. Mason Hawkins

## Signatures
- Southeastern Asset Management, Inc.: /s/ Andrew R. McCarroll, Andrew R. McCarroll, General Counsel (02/13/2026)
- Longleaf Partners Small-Cap Fund: /s/ Andrew R. McCarroll, Andrew R. McCarroll, General Counsel (02/13/2026)
- O. Mason Hawkins: /s/ O. Mason Hawkins, O. Mason Hawkins, Individually (02/13/2026)